UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ___________

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                         (Amendment No. _____________)*

                         HEARTLAND PAYMENT SYSTEMS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    42235N108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)











*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------
 CUSIP No. 42235N108
----------------------------------------------

--------------------------------------------------------------------------------
     1  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        ROBERT O. CARR

--------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)
--------------------------------------------------------------------------------
     3
        SEC Use Only
       -------------------------------------------------------------------------

     4
        Citizenship or Place of Organization  United States


--------------------------------------------------------------------------------
        5
           Sole Voting Power 2,125,000 (includes options to purchase
           375,000 and 1,750,000 shares of common
           stock)



    ----------------------------------------------------------------------------
        6
           Shared Voting Power 8,269,000


    ----------------------------------------------------------------------------
        7
           Sole Dispositive Power 2,125,000 (includes options to purchase 375,000 and 1,750,000 shares of common stock)





    ----------------------------------------------------------------------------
                           8
                              Shared Dispositive Power 8,269,000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     9
        Aggregate Amount Beneficially Owned by Each Reporting Person
        10,394,000 (includes options to purchase 375,000 and 1,750,000 shares of common stock)





--------------------------------------------------------------------------------
    10
        Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)


--------------------------------------------------------------------------------
    11
        Percent of Class Represented by Amount in Row (9)  28.7%


--------------------------------------------------------------------------------
    12
        Type of Reporting Person (See Instructions)        IN
--------------------------------------------------------------------------------

----------------------------------------------
 CUSIP No. 42235N108
----------------------------------------------

--------------------------------------------------------------------------------
     1  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        JILL A. CARR

--------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)


--------------------------------------------------------------------------------
     3
        SEC Use Only
       -------------------------------------------------------------------------

     4
        Citizenship or Place of Organization  United States


--------------------------------------------------------------------------------
                           5
                              Sole Voting Power 0
                      ----------------------------------------------------------
                           6
                              Shared Voting Power  8,269,000


                      ----------------------------------------------------------
                           7
                              Sole Dispositive Power 0


                      ----------------------------------------------------------
                           8
                              Shared Dispositive Power 8,269,000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     9
        Aggregate Amount Beneficially Owned by Each Reporting Person 8,269,000


--------------------------------------------------------------------------------
    10
        Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)


--------------------------------------------------------------------------------
    11
        Percent of Class Represented by Amount in Row (9) 24.2%


--------------------------------------------------------------------------------
    12
        Type of Reporting Person (See Instructions)  IN
--------------------------------------------------------------------------------

----------------------------------------------
 CUSIP No. 42235N108
----------------------------------------------

--------------------------------------------------------------------------------
     1  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        CARR HOLDINGS, L.L.C.

--------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)


--------------------------------------------------------------------------------
     3
        SEC Use Only
       -------------------------------------------------------------------------

     4
        Citizenship or Place of Organization  New Jersey


--------------------------------------------------------------------------------
                           5
                              Sole Voting Power 0


                      ----------------------------------------------------------
                           6
                              Shared Voting Power 7,741,321


                      ----------------------------------------------------------
                           7
                              Sole Dispositive Power 0


                      ----------------------------------------------------------
                           8
                              Shared Dispositive Power 7,741,321


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     9
        Aggregate Amount Beneficially Owned by Each Reporting Person 7,741,321


--------------------------------------------------------------------------------
    10
        Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)


--------------------------------------------------------------------------------
    11
        Percent of Class Represented by Amount in Row (9) 22.7%


--------------------------------------------------------------------------------
    12
        Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

----------------------------------------------
 CUSIP No. 42235N108
----------------------------------------------

--------------------------------------------------------------------------------
     1  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        THE ROBERT O. CARR 2001 CHARITABLE REMAINDER UNITRUST

--------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)


--------------------------------------------------------------------------------
     3
        SEC Use Only
       -------------------------------------------------------------------------

     4
        Citizenship or Place of Organization


--------------------------------------------------------------------------------
                           5
                              Sole Voting Power 0


                      ----------------------------------------------------------
                           6
                              Shared Voting Power 400,000


                      ----------------------------------------------------------
                           7
                              Sole Dispositive Power 0


                      ----------------------------------------------------------
                           8
                              Shared Dispositive Power 400,000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     9
        Aggregate Amount Beneficially Owned by Each Reporting Person 400,000


--------------------------------------------------------------------------------
    10
        Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)


--------------------------------------------------------------------------------
    11
        Percent of Class Represented by Amount in Row (9) 1.2%


--------------------------------------------------------------------------------
    12
        Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

----------------------------------------------
 CUSIP No. 42235N108
----------------------------------------------

--------------------------------------------------------------------------------
     1  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        THE ROBERT O. CARR 2000 IRREVOCABLE TRUST FOR EMILY CARR

--------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)


--------------------------------------------------------------------------------
     3
        SEC Use Only
       -------------------------------------------------------------------------

     4
        Citizenship or Place of Organization


--------------------------------------------------------------------------------
                           5
                              Sole Voting Power 0


                      ----------------------------------------------------------
                           6
                              Shared Voting Power 38,558


                      ----------------------------------------------------------
                           7
                              Sole Dispositive Power 0


                      ----------------------------------------------------------
                           8
                              Shared Dispositive Power 38,558


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     9
        Aggregate Amount Beneficially Owned by Each Reporting Person 38,558


--------------------------------------------------------------------------------
    10
        Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)


--------------------------------------------------------------------------------
    11
        Percent of Class Represented by Amount in Row (9) 0.1%


--------------------------------------------------------------------------------
    12
        Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

----------------------------------------------
 CUSIP No. 42235N108
----------------------------------------------

--------------------------------------------------------------------------------
     1  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        THE ROBERT O. CARR 2000 IRREVOCABLE TRUST FOR RYAN CARR

--------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)


--------------------------------------------------------------------------------
     3
        SEC Use Only
       -------------------------------------------------------------------------

     4
        Citizenship or Place of Organization


--------------------------------------------------------------------------------
                           5
                              Sole Voting Power 0


                      ----------------------------------------------------------
                           6
                              Shared Voting Power 24,669


                      ----------------------------------------------------------
                           7
                              Sole Dispositive Power 0


                      ----------------------------------------------------------
                           8
                              Shared Dispositive Power 24,669


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     9
        Aggregate Amount Beneficially Owned by Each Reporting Person 24,669


--------------------------------------------------------------------------------
    10
        Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)


--------------------------------------------------------------------------------
    11
        Percent of Class Represented by Amount in Row (9)  (less than 0.1%)


--------------------------------------------------------------------------------
    12
        Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

----------------------------------------------
 CUSIP No. 42235N108
----------------------------------------------

--------------------------------------------------------------------------------
     1  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        THE ROBERT O. CARR 2000 IRREVOCABLE TRUST FOR KELLY CARR

--------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)


--------------------------------------------------------------------------------
     3
        SEC Use Only
       -------------------------------------------------------------------------

     4
        Citizenship or Place of Organization


--------------------------------------------------------------------------------
                           5
                              Sole Voting Power 0


                      ----------------------------------------------------------
                           6
                              Shared Voting Power 34,391


                      ----------------------------------------------------------
                           7
                              Sole Dispositive Power 0


                      ----------------------------------------------------------
                           8
                              Shared Dispositive Power 34,391


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     9
        Aggregate Amount Beneficially Owned by Each Reporting Person 34,391


--------------------------------------------------------------------------------
    10
        Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)


--------------------------------------------------------------------------------
    11
        Percent of Class Represented by Amount in Row (9) 0.1%


--------------------------------------------------------------------------------
    12
        Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

----------------------------------------------
 CUSIP No. 42235N108
----------------------------------------------

--------------------------------------------------------------------------------
     1  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        THE ROBERT O. CARR 2003 GRANTOR RETAINED ANNUITY TRUST

--------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)


--------------------------------------------------------------------------------
     3
        SEC Use Only
       -------------------------------------------------------------------------

     4
        Citizenship or Place of Organization


--------------------------------------------------------------------------------
                           5
                              Sole Voting Power 0


                      ----------------------------------------------------------
                           6
                              Shared Voting Power 8,086


                      ----------------------------------------------------------
                           7
                              Sole Dispositive Power 0


                      ----------------------------------------------------------
                           8
                              Shared Dispositive Power 8,086


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     9
        Aggregate Amount Beneficially Owned by Each Reporting Person 8,086


--------------------------------------------------------------------------------
    10
        Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)


--------------------------------------------------------------------------------
    11
        Percent of Class Represented by Amount in Row (9) (less than 0.1%)


--------------------------------------------------------------------------------
    12
        Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

----------------------------------------------
 CUSIP No. 42235N108
----------------------------------------------

--------------------------------------------------------------------------------
     1  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        THE JILL A. CARR 2000 IRREVOCABLE TRUST FOR HILARY CARR

--------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)


--------------------------------------------------------------------------------
     3
        SEC Use Only
       -------------------------------------------------------------------------

     4
        Citizenship or Place of Organization


--------------------------------------------------------------------------------
                           5
                              Sole Voting Power 0


                      ----------------------------------------------------------
                           6
                              Shared Voting Power 13,889


                      ----------------------------------------------------------
                           7
                              Sole Dispositive Power 0


                      ----------------------------------------------------------
                           8
                              Shared Dispositive Power 13,889


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     9
        Aggregate Amount Beneficially Owned by Each Reporting Person 13,889


--------------------------------------------------------------------------------
    10
        Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)


--------------------------------------------------------------------------------
    11
        Percent of Class Represented by Amount in Row (9)  (less than 0.1%)


--------------------------------------------------------------------------------
    12
        Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

----------------------------------------------
 CUSIP No. 42235N108
----------------------------------------------

--------------------------------------------------------------------------------
     1  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        THE JILL A. CARR 2003 GRANTOR RETAINED ANNUITY TRUST

--------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)


--------------------------------------------------------------------------------
     3
        SEC Use Only
       -------------------------------------------------------------------------

     4
        Citizenship or Place of Organization


--------------------------------------------------------------------------------
                           5
                              Sole Voting Power 0


                      ----------------------------------------------------------
                           6
                              Shared Voting Power 8,086


                      ----------------------------------------------------------
                           7
                              Sole Dispositive Power 0


                      ----------------------------------------------------------
                           8
                              Shared Dispositive Power 8,086


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     9
        Aggregate Amount Beneficially Owned by Each Reporting Person 8,086


--------------------------------------------------------------------------------
    10
        Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)


--------------------------------------------------------------------------------
    11
        Percent of Class Represented by Amount in Row (9) (less than 0.1%)


--------------------------------------------------------------------------------
    12
        Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

Item  1
      (a)         Name of Issuer:

                  HEARTLAND PAYMENT SYSTEMS, INC. (the "Issuer")

      (b)         Address of Issuer's Principal Executive Offices:

                  90 Nassau Street, Princeton, NJ 08542

Item  2
      (a)         Name of Person Filing:

               This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. The persons filing this Schedule 13G are as follows:



i.       Robert O. Carr

ii.      Jill A. Carr

iii.     Carr Holdings, L.L.C.

iv.      The Robert O. Carr 2001 Charitable Remainder Unitrust

v.       The Robert O. Carr 2000 Irrevocable Trust for Emily Carr

vi.      The Robert O. Carr 2000 Irrevocable Trust for Ryan Carr

vii.     The Robert O. Carr 2000 Irrevocable Trust for Kelly Carr

viii.    The Robert O. Carr 2003 Grantor Retained Annuity Trust

ix.      The Jill A. Carr 2000 Irrevocable Trust for Hilary Carr

x.       The Jill A. Carr 2003 Grantor Retained Annuity Trust((1))


      (b)         Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of all filing persons identified in this Schedule 13G is:

               c/o Heartland Payment Systems, Inc., 90 Nassau Street, Princeton, NJ 08542, Attention: Robert O. Carr.

      (c)         Citizenship:

               Each of Robert O. Carr and Jill A. Carr is a citizen of the United States.

               Carr Holdings, L.L.C. is a limited liability company organized under the laws of the State of New Jersey.

               Each of the Trusts is organized under the laws of the State of New Jersey.

      (d)         Title of Class of Securities:

               Common stock, $0.001 par value per share (the "Common Stock")

               (e) CUSIP Number:
                  42235N108



Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

  (a) |_| Broker or dealer registered under Section 15 of the Exchange Act;

  (b) |_| Bank as defined in section 3(a)(6) of the Exchange Act;

  (c) |_| Insurance company as defined in section 3(a)(19) of the Exchange Act;

  (d) |_| Investment company registered under section 8 of the
             Investment Company Act of 1940;

  (e) |_| An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

  (f) |_| An employee benefit plan or endowment fund in accordance
             with Rule 13d-1(b)(1)(ii)(F);

  (g) |_| A parent holding company or control person, in accordance with
             Rule 13d-1(b)(ii)(G);

  (h) |_| A savings association, as defined in Section 3(b) of the Federal
             Deposit Insurance Act;

  (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

  (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

(i)      Robert O. Carr:                                               10,394,000((2))

(ii)     Jill A. Carr:                                                 8,269,000 (2)

(iii)    Carr Holdings, L.L.C.:                                        7,741,321

(iv)     The Robert O. Carr 2001 Charitable Remainder Unitrust:        400,000

(v)      The Robert O. Carr 2000 Irrevocable Trust for Emily Carr:     38,558

(vi)     The Robert O. Carr 2000 Irrevocable Trust for Ryan Carr:      24,669

(vii)    The Robert O. Carr 2000 Irrevocable Trust for Kelly Carr:     34,391

(viii)   The Robert O. Carr 2003 Grantor Retained Annuity Trust:       8,086

(ix)     The Jill A. Carr 2000 Irrevocable Trust for Hilary Carr:      13,889

(x)      The Jill A. Carr 2003 Grantor Retained Annuity Trust:         8,086


     (b) Percent of class: ((3))

(i)      Robert O. Carr:                                               28.7%

(ii)     Jill A. Carr:                                                 24.2%

(iii)    Carr Holdings, L.L.C.:                                        22.7%

(iv)     The Robert O. Carr 2001 Charitable Remainder Unitrust:        1.2%

(v)      The Robert O. Carr 2000 Irrevocable Trust for Emily Carr:     0.1%

(vi)     The Robert O. Carr 2000 Irrevocable Trust for Ryan Carr:      less than 0.1%

(vii)    The Robert O. Carr 2000 Irrevocable Trust for Kelly Carr:     0.1%

(viii)   The Robert O. Carr 2003 Grantor Retained Annuity Trust:       less than 0.1%

(ix)     The Jill A. Carr 2000 Irrevocable Trust for Hilary Carr:      less than 0.1%

(x)      The Jill A. Carr 2003 Grantor Retained Annuity Trust:         less than 0.1%



     (c) Number of shares as to which such person has:

(i)      Sole power to vote or to direct the vote

1)       Robert O. Carr:                                               2,125,000((4))

2)       Jill A. Carr:                                                          0

3)       Carr Holdings, L.L.C.:                                                 0

4)       The Robert O. Carr 2001 Charitable Remainder Unitrust:                 0

5)       The Robert O. Carr 2000 Irrevocable Trust for Emily Carr:              0

6)       The Robert O. Carr 2000 Irrevocable Trust for Ryan Carr:               0

7)       The Robert O. Carr 2000 Irrevocable Trust for Kelly Carr:              0

8)       The Robert O. Carr 2003 Grantor Retained Annuity Trust:                0

9)       The Jill A. Carr 2000 Irrevocable Trust for Hilary Carr:               0

10)      The Jill A. Carr 2003 Grantor Retained Annuity Trust:                  0


         (ii)     Shared power to vote or to direct the vote

1)       Robert O. Carr:                                                        8,269,000

2)       Jill A. Carr:                                                          8,269,000

3)       Carr Holdings, L.L.C.:                                                 7,741,321

4)       The Robert O. Carr 2001 Charitable Remainder Unitrust:                   400,000

5)       The Robert O. Carr 2000 Irrevocable Trust for Emily Carr:                 38,558

6)       The Robert O. Carr 2000 Irrevocable Trust for Ryan Carr:                  24,669

7)       The Robert O. Carr 2000 Irrevocable Trust for Kelly Carr:                 34,391

8)       The Robert O. Carr 2003 Grantor Retained Annuity Trust:                    8,086

9)       The Jill A. Carr 2000 Irrevocable Trust for Hilary Carr:                  13,889

10)      The Jill A. Carr 2003 Grantor Retained Annuity Trust:                      8,086


(ii)     Sole power to dispose or to direct the disposition of

1)       Robert O. Carr:                                                        2,125,000

2)       Jill A. Carr:                                                          0

3)       Carr Holdings, L.L.C.:                                                 0

4)       The Robert O. Carr 2001 Charitable Remainder Unitrust:                 0

5)       The Robert O. Carr 2000 Irrevocable Trust for Emily Carr:              0

6)       The Robert O. Carr 2000 Irrevocable Trust for Ryan Carr:               0

7)       The Robert O. Carr 2000 Irrevocable Trust for Kelly Carr:              0

8)       The Robert O. Carr 2003 Grantor Retained Annuity Trust:                0

9)       The Jill A. Carr 2000 Irrevocable Trust for Hilary Carr:               0

10)      The Jill A. Carr 2003 Grantor Retained Annuity Trust:                  0


(iv)     Shared power to dispose or to direct the disposition of

1)       Robert O. Carr:                                                        8,269,000

2)       Jill A. Carr:                                                          8,269,000

3)       Carr Holdings, L.L.C.:                                                 7,741,321

4)       The Robert O. Carr 2001 Charitable Remainder Unitrust:                   400,000

5)       The Robert O. Carr 2000 Irrevocable Trust for Emily Carr:                 38,558

6)       The Robert O. Carr 2000 Irrevocable Trust for Ryan Carr:                  24,669

7)       The Robert O. Carr 2000 Irrevocable Trust for Kelly Carr:                 34,391

8)       The Robert O. Carr 2003 Grantor Retained Annuity Trust:                    8,086

9)       The Jill A. Carr 2000 Irrevocable Trust for Hilary Carr:                  13,889

10)      The Jill A. Carr 2003 Grantor Retained Annuity Trust:                      8,086


Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2006


                 /s/ ROBERT O. CARR
                 Robert O. Carr

                /s/ JILL A. CARR
                 Jill A. Carr



                Carr Holdings, L.L.C.

                By: /s/ ROBERT O. CARR

                Name:  Robert O. Carr

                Title: Trustee

                The Robert O. Carr 2001 Charitable Remainder Unitrust

                By:  /s/ ROBERT O. CARR

                Name:  Robert O. Carr

                Title: Trustee

                The Robert O. Carr 2000 Irrevocable Trust for Emily Carr

                By:  /s/ ROBERT O. CARR

                Name: Robert O. Carr

                Title: Trustee

                The Robert O. Carr 2000 Irrevocable Trust for Ryan Carr

                By:  /s/ ROBERT O. CARR

                Name:   Robert O. Carr
               Title: Trustee

               The Robert O. Carr 2000 Irrevocable Trust for Kelly Carr

               By:  /s/ ROBERT O. CARR

               Name:  Robert O. Carr
              Title: Trustee

               The Robert O. Carr 2003 Grantor Retained Annuity Trust

               By:  /s/ ROBERT O. CARR

               Name:  Robert O. Carr

               Title: Trustee


               The Jill A. Carr 2000 Irrevocable Trust for Hilary Carr

               By: /s/ JILL A. CARR

               Name: Jill A. Carr

               Title: Trustee

               The Jill A. Carr 2003 Grantor Retained Annuity Trust

               By: /s/ JILL A. CARR

               Name: Jill A. Carr
               Title: Trustee







-------- (1) Each of the entities named (iii) - (x) of Item 2(a) above are referred to herein collectively, as the "Trusts."

(2) Robert O. Carr and Jill A. Carr may be deemed to be the beneficial owners of 7,741,321 shares of the Issuer's Common Stock held by Carr Holdings, L.L.C., a New Jersey limited liability company, owned and managed by Robert O. Carr and Jill A. Carr. Additionally, as trustees for the following trusts, Robert O. Carr and/or Jill A. Carr may be deemed to be the beneficial owners of: 400,000 shares of common stock held by The Robert O. Carr 2001 Charitable Remainder Unitrust; 38,558 shares of the Issuer's Common Stock held by The Robert O. Carr 2000 Irrevocable Trust for Emily Carr; 24,669 shares of the Issuer's Common Stock held by The Robert O. Carr 2000 Irrevocable Trust for Ryan Carr; 34,391 shares of the Issuer's Common Stock held by The Robert O. Carr 2000 Irrevocable Trust for Kelly Carr; 8,086 shares of the Issuer's Common Stock held by The Robert O. Carr 2003 Grantor Retained Annuity Trust; 13,889 shares of the Issuer's Common Stock held by The Jill A. Carr 2000 Irrevocable Trust for Hilary Carr; 8,086 shares of the Issuer's Common Stock held by The Jill A. Carr 2003 Grantor Retained Annuity Trust. Mr. Carr's holdings also include an option to purchase 375,000 shares of the Issuer's Common Stock and an option from Greenhill Capital Partners, L.P. and its affiliated funds and LLR Equity Partners, L.P. and its affiliated investment fund, to purchase up to 1,750,000 shares of the Issuer's Common Stock. The options held by Mr. Carr are exercisable within 60 days from the date hereof.

(3) All percentages herein are based on 34,159,843 shares of the Issuer's Common Stock reported to be outstanding as of November 3, 2005, as reported on Form 10-Q filed with the SEC by the Issuer for the quarter ended September 30, 2005.

(4) Includes an option to purchase 375,000 shares of the Issuer's Common Stock and an option from Greenhill Capital Partners, L.P. and its affiliated funds and LLR Equity Partners, L.P. and its affiliated investment fund, to purchase up to 1,750,000 shares of the Issuer's Common Stock and these options are exercisable within 60 days from the date hereof.